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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 3)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              October 1, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., and Goldman, Sachs & Co. ("GS&Co") (collectively, the "Reporting Persons") hereby amend the report on Schedule 13D, dated
January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995 and Amendment No. 2 thereto dated September 19, 1995 (the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 2.  Identity and Background.

            Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

            As described in Item 4, on October 1, 1995, Whitehall, GS&Co and Goldman Sachs Mortgage Company (collectively, the "Whitehall Investors"), together with Tishman Speyer Properties, L.P. (together with its designated affiliates, "Tishman Speyer") and David Rockefeller (together with his designated affiliates, "Rockefeller"), submitted a proposal to the Board of Directors of RCPI pursuant to which an entity (the "Acquiror") to be formed and capitalized by the Whitehall Investors, Tishman Speyer and Rockefeller would acquire RCPI pursuant to a merger in which holders of all outstanding shares of Common Stock would receive $7.75 per share in cash in exchange for their shares (the "Merger Proposal"). As a result, the Reporting Persons, together with Tishman Speyer and Rockefeller may be deemed to constitute a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934.*   Pursuant to Rule
13(d)-1(f)(2), the Reporting Persons are filing individually.










___________________

* Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with Tishman Speyer and Rockefeller constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that the Whitehall Investors together with Tishman Speyer and Rockefeller constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under
     Section 13(d) of the Securities Exchange Act of 1934.

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            To the knowledge of the Reporting Persons, the business address of Tishman Speyer is 520 Madison Avenue, New York, New York 10022, and the business address of Rockefeller is Room 3600, 30 Rockefeller Plaza, New York, New York 10112.

            Tishman Speyer engages in the business of investing in debt and equity interests in, and in managing, real estate assets and businesses.

            Rockefeller is an individual who is a resident of the State of New York and who is the retired former chairman of The Chase Manhattan Bank.

Item 3.  Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

            In connection with the Merger Proposal, the Whitehall Investors, Tishman Speyer and Rockefeller have agreed, effective October 2, 1995, to capitalize the Acquiror with equity of $440 million, of which the Whitehall Investors would contribute $220 million
(approximately $38 million of which will be made by Whitehall in the form of all outstanding Warrants and SARs held by Whitehall), Tishman Speyer would contribute $20 million and Rockefeller (together with any investors reasonably acceptable to the Whitehall Investors) would contribute $200 million. Of the $440 million, approximately $296.5 million would be used to pay the consideration in the merger under the Merger Proposal (assuming the current number of outstanding shares of Common Stock). The Whitehall Investors, Tishman Speyer and Rockefeller have further agreed that if on or prior to October 6, 1995 Rockefeller has not arranged an investor group reasonably satisfactory to the Whitehall Investors to fund a portion of Rockefeller's investment commitment, then Rockefeller may terminate his participation in the Merger Proposal.
In the event of such a termination, the Whitehall Investors and Tishman Speyer have agreed that (i) the Whitehall Investors (including any addi-tional investors they may select) and Tishman Speyer will invest
$420 million and $20 million, respectively, to capitalize the Acquiror and (ii) the Whitehall Investors may in their sole discretion modify the capitalization of the Acquiror (provided that any such modification may not disproportionately adversely affect Tishman Speyer relative to the Whitehall Investors) and in such event Tishman Speyer may terminate its commitment to participate in the Merger Proposal. Copies of the letter agreements, dated October 1, 1995 and effective October 2, 1995, among the Whitehall Investors, Tishman Speyer and Rockefeller relating to their participation in the Acquiror are attached hereto as Exhibits 11 and 12 and are incorporated herein by reference.

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            The funds to be used by the Whitehall Investors to meet their funding commitments in connection with the Merger Proposal are expected to come from capital contributions from the partners in Whitehall.

            To the knowledge of the Reporting Persons, the funds to be used by Tishman Speyer to meet its funding commitments in connection with the Merger Proposal are expected to come from capital contributions from the partners in Tishman Speyer.

            To the knowledge of the Reporting Persons, the funds to be used by Rockefeller to meet his funding commitments in connection with the Merger Proposal are expected to come from Rockefeller's currently available personal funds and from other investors, who must be reasonably satisfactory to the Whitehall Investors.


Item 4.  Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs as new numbered paragraphs 8 and 9 immediately after numbered paragraph 7 appearing therein:

                  8. On September 22, 1995, the Board of Directors of RCPI advised the Whitehall Investors that the Board of Directors had determined not to accept the recapitalization and restructuring transaction involving RCPI that the Whitehall Investors had proposed on September 11, 1995. In accordance with its terms, the proposal expired upon that determination by the Board of Directors of RCPI.

                  9. On October 1, 1995, the Whitehall Investors, together with Tishman Speyer and Rockefeller, submitted the Merger Proposal to the Board of Directors of RCPI. If the Merger Proposal is accepted, GSMC will lend the Company up to an additional $33 million under the Loan Agreement. If the Merger Proposal is effected, all the current shareholders of RCPI would receive cash for their Common Stock, the current directors and officers of RCPI would be changed to persons nominated by the Whitehall Investors, Tishman Speyer and Rockefeller, and the Common Stock would be delisted from the New York Stock Exchange, Inc. and cease to be registered under the Securities and Exchange Act of 1934, as amended. If the Merger Proposal is effected, it is intended that in aggregate of $430 million in new debt financing would be raised and that a portion of the proceeds thereof would be used to repay the indebtedness outstanding under the Loan Agreement between RCPI and GSMC and RCPI's Current Coupon Convertible Debentures due 2000. Whitehall would agree to subordinate the 14% Debentures to the new debt financings and it is further intended that the 14% Debentures would be repaid on December 31, 2000 in accordance with their terms, subject to financial considerations at that time. A copy of each of the letter containing the Merger Proposal (including Schedule A thereto) and the letter

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            agreements, dated October 1, 1995 and effective October 2,
            1995, among the Whitehall Investors, Tishman Speyer and Rockefeller relating to their participation in the Acquiror are attached hereto as Exhibits 10, 11 and 12 and are incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

            Items 5(a) and (b) of the Schedule 13D are hereby amended by inserting the following paragraph as a new numbered paragraph 7 immediately after numbered paragraph 6 appearing therein:

          7. To the knowledge of the Reporting Persons, neither Tishman Speyer nor Rockefeller beneficially owns any shares of Common Stock.

            Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  The Reporting Persons have been advised by advisors to
            Tishman Speyer and Mr. Rockefeller that, on October 2, 1995,
            (a) certain officers of the general partner of Tishman Speyer sold 38,700 shares of Common Stock on the New York Stock Exchange ("NYSE") at a price of $8.00 per share and (b) Mr. Rockefeller and his wife sold 97,501 shares of Common Stock on the NYSE at a price of $8.00 per share. To the knowledge of the Reporting Persons, except as described in the preceding sentence, neither Tishman Speyer nor Rockefeller has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this amendment.

            Item 5(d) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  To the knowledge of the Reporting Persons, no other
            person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by Tishman Speyer or Rockefeller. As stated in Items 5(a) and 5(b), to the knowledge of the Reporting Persons, neither Tishman Speyer nor Rockefeller beneficially owns any shares of Common Stock.

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Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph as a new lettered paragraph (f) immediately after lettered paragraph (e) appearing therein:

                  (f) As described in Item 3 and Item 4, the Whitehall Investors, Tishman Speyer and Rockefeller have agreed, effective October 2, 1995, to participate in the Merger Proposal in the manner described in such Items and in the letter agreements attached hereto as Exhibits 11 and 12. Of the $440 million equity contributions to be made by the Whitehall Investors, Tishman Speyer and Rockefeller in connection with the Merger Proposal, approximately $38 million will be made by Whitehall in the form of all outstanding Warrants and SARs held by Whitehall (which will be cancelled in the merger under the Merger Proposal). In addition, the Whitehall Investors, Tishman Speyer and Rockefeller have agreed that after consummation of the transactions contemplated by the Merger Proposal, the 14% Debentures will remain outstanding but will be subordinate to new financing of the surviving corporation in the merger under the Merger Agreement. The agreements among the Whitehall Investors, Tishman Speyer and Rockefeller, dated October 1, 1995 and effective October 2, 1995, are attached hereto as Exhibits 11 and 12 and are incorporated herein by reference.

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Item 7.  Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

    Exhibit No.            Exhibit                              Page

          10               Letter, dated October 1, 1995,        9
                           from Goldman, Sachs & Co.,
                           Goldman Sachs Mortgage Company,
                           Whitehall Street Real Estate
                           Limited Partnership V, Tishman
                           Speyer Properties, L.P. and David
                           Rockefeller, to the Board of
                           Directors of Rockefeller Center
                           Properties, Inc. (including
                           Schedule A thereto).

          11               Letter agreement, dated October      16
                           1, 1995, by and among Whitehall
                           Street Real Estate Limited
                           Partnership V, Goldman, Sachs &
                           Co., Goldman Sachs Mortgage
                           Company, Tishman Speyer
                           Properties, L.P. and David
                           Rockefeller (including Annexes 1,
                           2 and 3 thereto).

          12               Letter agreement, dated October      37
                           1, 1995, by and among Whitehall
                           Street Real Estate Limited
                           Partnership V, Goldman, Sachs &
                           Co., Goldman Sachs Mortgage
                           Company, Tishman Speyer
                           Properties, L.P. and David
                           Rockefeller (including Exhibit A
                           and Attachment 1 thereto).

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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 6, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General Partner


                              By:   WH Advisors, Inc. V,
                                      General Partner


                                By:
                                     /s/ Ralph Rosenberg
                                     Name: Ralph Rosenberg
                                     Title: Vice President